Exhibit 99.1

Fang Receives Notification from NYSE Regarding Delayed Filing of 2020 Form 20-F

BEIJING, May 24, 2021 /PRNewswire/ — Fang Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”), a leading real estate Internet portal in China, today reports that as of May 18, 2021, it is delinquent in filing its annual report on Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Form 20-F”) with the U.S. Securities and Exchange Commission (the “SEC”). The Company previously filed a Form 12b-25 with the SEC on May 3, 2021 for late filing of the 2020 Form 20-F, pursuant to which the 2020 Form 20-F was due to be filed by May 17, 2021. The Company expects to file the 2020 Form 20-F (i) upon the outcome of the pending winding-up petition disclosed in the Company’s report on Form 6-K furnished to the Commission on December 7, 2020, (ii) upon the outcome of the negotiation between the Company and its convertible note holders for the repayment schedule of the outstanding amount under the convertible notes, which were originally due in 2022 and have become due on demand as a result of the aforementioned winding-up petition, (iii) once the Company’s financial statements for the fiscal year ended December 31, 2020 are finalized, and (iv) once the Company has completed their assessment of the Company’s internal control over financial reporting as of December 31, 2020.

The Company also reports that on May 18, 2021, the Company received an notice from New York Stock Exchange (“NYSE”) Regulation stating that the Company is not in compliance with the NYSE’s continued listing requirements under the timely filing criteria pursuant to Section 802.01E of the NYSE Listed Company Manual as a result of the Company’s failure to timely file the 2020 Form 20-F with the SEC. As required by the notice, (a) a representative of the Company contacted the NYSE on May 20, 2021 to discuss the status of the 2020 Form 20-F, and (b) the Company is issuing this press release, disclosing the status of the 2020 Form 20-F, noting the delay and the reason for the delay, as mentioned above. The anticipated filing date of the 2020 Form 20-F is currently unknown, and the Company will file the 2020 Form 20-F as soon as practical.

NYSE Regulation notified the Company that the NYSE will closely monitor the status of the Company’s late filing and related public disclosures for up to a six-month period from the due date of the 2020 Form 20-F. If the Company fails to file its annual report and any subsequent delayed filings within six months from the filing due date, the NYSE may, in its sole discretion, allow the Company’s securities to trade for up to an additional six months depending on specific circumstances, as outlined in Section 802.01E of the NYSE Listed Company Manual. It is expected by the NYSE that the Company will submit an official request for the NYSE’s consideration at the appropriate time. If the NYSE determines that an additional six-month trading period is not appropriate, suspension and delisting procedures will commence pursuant to Section 804.00 of the NYSE Listed Company Manual. If the NYSE determines that an additional trading period of up to six months is appropriate and the Company fails to file the 2020 Form 20-F and any subsequent delayed filings by the end of that period, suspension and delisting procedures will generally commence. Regardless of the procedures described above, the NYSE may commence delisting proceedings at any time during the period that is available to the Company to complete the filing of the 2020 Form 20-F, if circumstances warrant.

To provide transparent information about an issuer’s filing status, the NYSE maintains a list of late filers on www.nyse.com and identifies late filers with an “LF” indicator. This indicator, or another indicator or letter, may be appended to the Company’s ticker symbol, “SFUN,” signifying its status as a late filer. The Company expects to be posted to the late filers list on the Listing Standards Filing Status Page on www.nyse.com on May 24, 2021 and that an “LF” indicator will be appended to the Profile, Data and News pages of the Company’s American Depositary Shares listed on the NYSE.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China’s fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 71 offices to focus on local market needs and its website and database contains real estate related content covering 665 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the results of the winding-up petition and application for appointment of provisional liquidators. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding Fang’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of Fang’s business development strategies, the Fang’s ability to continue as a going concern in the future, the impact of the COVID-19 pandemic, and the impact of current and future government policies affecting China’s real estate market. Further information regarding these and other risks, uncertainties or factors is included in Fang’s filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations Director

Email: ir@fang.com